
Mail Stop 4561

October 24, 2008

Mr. Edward C. Ashby, III
President and Chief Executive Officer
Surrey Bancorp
145 North Renfro Street (P.O. Box 1227)
Mount Airy, NC 27030
Via Facsimile (336) 789-3687 and US Mail

> **Re:** **Surrey Bancorp (the "Company")**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-K/A filed July 30, 2008**
> **Form 10-K/A filed October 20, 2008**
> **File No. 000-50313**

Dear Mr. Ashby:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant